B-MAVEN, INC.

June 15, 2012

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:

B-Maven, Inc (the “Company”)

Registration Statement on Form S-1

File No. 333-176376

Dear Ms. Dickerson:

Pursuant to Securities and Exchange Commission Rule 461, the Company requests acceleration for the above referenced Registration Statement for Tuesday, June 19, 2012 at 9 am EST or as soon as practicable thereafter.

Thank you in advance for your assistance and cooperation.  Should you require any further information or have any questions, please feel free to call our counsel, Jeffrey M. Quick, at (720) 259-3393.

Very truly yours,

/s/ Anna C. Jones

Anna C. Jones

President and Chief Executive Officer

Enclosure

3272 Reynard Way, San Diego, CA 92103; Telephone Number - 619-846-4614

B-MAVEN, INC.

June 15, 2012

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:

B-Maven, Inc (the “Company”)

Registration Statement on Form S-1

File No. 333-176376

Dear Mr. Dickerson:

As reflected below prepared and filed pursuant to SEC Rule 461, the  Company  has  requested  acceleration  for the above  referenced Registration  Statement  for  Tuesday,  June 19,  2012 at 9 am EST or as soon as practicable thereafter. In conjunction with that request, the Company hereby acknowledges the following:

•

Should the Commission  or the staff,  acting  pursuant  to  delegated authority,  declare the Form S-1 Registration Statement effective, we understand  that does not  foreclose  the  Commission  from taking any action with respect to the filing;

•

Any  action  of  the  Commission  or the  staff,  acting  pursuant  to delegated  authority  in  declaring  the  filing  effective,  does not relieve the Company from its full  responsibility for the adequacy and accuracy of the disclosure in the Form S-1; and

•

The Company specifically acknowledges that it will not assert this action by the Commission as a defense in any proceeding that might be initiated by the Commission or any person under the federal securities laws of the United States.

Thank you, in advance, for your assistance and cooperation.  Should you require any further information or have any questions, please feel free to call our counsel, Jeffrey M. Quick, at (720) 259-3393.

Very truly yours,

/s/ Anna C. Jones

Anna C. Jones

President and Chief Executive Officer

3272 Reynard Way, San Diego, CA 92103; Telephone Number - 619-846-4614